UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Ruth’s Hospitality Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number)

SCOTT I. ROSS

HILL PATH CAPITAL LP

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,614,321
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,614,321
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,614,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,614,321
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,614,321
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,614,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,614,321
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,614,321
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,614,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,614,321
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,614,321
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,614,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA, PN

5

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,614,321
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,614,321
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,614,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 783332109

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,614,321
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,614,321
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,614,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 783332109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Hill Path Capital II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,614,321 Shares beneficially owned by Hill Path Capital II is approximately $40,966,941, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,316,618 Shares outstanding, as of October 25, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2021.

A.	Hill Path Capital II
(a)	As of the close of business on December 3, 2021, Hill Path Capital II beneficially owned directly 2,614,321 Shares.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,614,321
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,614,321
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Capital II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Hill Path GP II
(a)	Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,614,321 Shares owned by Hill Path Capital II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,614,321
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,614,321
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 783332109

(c)	Hill Path GP II has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Hill Path Capital II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Hill Path Investment Holdings II
(a)	Hill Path Investment Holdings, as the managing member of Hill Path GP II, may be deemed the beneficial owner of the 2,614,321 Shares owned by Hill Path Capital II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,614,321
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,614,321
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings II has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Hill Path Capital II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Hill Path
(a)	Hill Path, as the investment manager of Hill Path Capital II, may be deemed the beneficial owner of the 2,614,321 Shares owned by Hill Path Capital II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,614,321
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,614,321
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Hill Path Capital II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the 2,614,321 Shares owned by Hill Path Capital II

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,614,321
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,614,321
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 783332109

(c)	Hill Path Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Hill Path Capital II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the 2,614,321 Shares owned by Hill Path Capital II.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,614,321
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,614,321
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Hill Path Capital II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

10

CUSIP No. 783332109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2021

Hill Path Capital Partners II LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings II LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

11

CUSIP No. 783332109

/s/ Scott I. Ross
Scott I. Ross

12

CUSIP No. 783332109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER SINCE THE FILING OF THE SCHEDULE 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

HILL PATH CAPITAL PARTNERS II LP

120,545	$16.8586	11/30/2021
243,804	$17.1270	12/01/2021
79,713	$18.1320	12/02/2021
100,000	$18.1915	12/03/2021